BASIS OF PRESENTATION
This Management’s Discussion and Analysis (“MD&A”) for Westport Fuel Systems Inc. (“Westport”, the “Company”, “we”, “us”, “our”) for the three months and year ended December 31, 2024 is intended to assist readers in analyzing our financial results and should be read in conjunction with the audited consolidated financial statements, including the accompanying notes, for the fiscal year ended December 31, 2024 ("Annual Financial Statements"). Our Annual Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"). The Company’s reporting currency is the United States dollar ("U.S. dollar"). This MD&A is dated as of March 31, 2025.
Additional information relating to Westport, including our Annual Information Form ("AIF") and Form 40-F each for the year ended December 31, 2024, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All financial information is reported in U.S. dollars unless otherwise noted.

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements that are based on the beliefs of management and reflects our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Act of 1934, as amended. Such forward-looking statements include, but are not limited to, future strategic initiatives and future growth, future of our development programs (including those relating to HPDI and Hydrogen), our expectations for 2025 and beyond, including the demand for our products or our HPDI joint venture's products (including from the HPDI 2.0TM fuel systems), the future success of our business and technology strategies, opportunities available to sell and supply our products in North America, consumer confidence levels, our ability to strengthen our liquidity, growth in our HPDI joint venture and improvements in our light-duty original equipment manufacturer ("OEM") business and timing thereof, improved aftermarket revenues, our capital expenditures, our investments, cash and capital requirements, the intentions of our partners and potential customers, monetization of joint venture intellectual property, the performance of our products, our future market opportunities, our ability to continue our business as a going concern and generate sufficient cash flows to fund operations, the availability of funding and funding requirements, our future cash flows, our estimates and assumptions used in our accounting policies, our accruals, including warranty accruals, our financial condition, the timing of when we will adopt or meet certain accounting and regulatory standards and the alignment of our business segments.

These forward-looking statements are neither promises nor guarantees but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward-looking statements. These risks include risks related to revenue growth, operating results, liquidity, our industry and products, the general economy, conditions of the capital and debt markets, government or accounting policies and regulations, regulatory investigations, climate change legislation or regulations, technology innovations, as well as other factors discussed below and elsewhere in this report, including the risk factors contained in the Company’s most recent AIF filed on SEDAR at www.sedar.com. The forward-looking statements contained in this MD&A are based upon a number of material factors and assumptions which include, without limitation, market acceptance of our products, product development delays in contractual commitments, the ability to attract and retain business partners, competition from other technologies, conditions or events affecting cash flows or our ability to continue as a going concern, price differential between compressed natural gas, liquefied natural gas, and liquefied petroleum gas relative to petroleum-based fuels, unforeseen claims, exposure to factors beyond our control as well as the additional factors referenced in our AIF. Readers should not place undue reliance on any such forward-looking statements, which are pertinent only as of the date they were made.

The forward-looking statements contained in this document speak only as of the date of this MD&A. Except as required by applicable legislation, Westport does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after this MD&A, including the occurrence of unanticipated events. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

GENERAL DEVELOPMENTS

•On June 3, 2024, Westport deconsolidated the HPDI business and transferred certain net assets into a newly formed joint venture with Volvo Group.
•On September 13, 2024, Westport announced an at-the-market equity offering program (the "ATM Program") that allows the Company to issue an sell up to $35.0 million of common shares of the Company from treasury to the public.
•Westport announced that Brenda Eprile retired from Westport's Board of Directors effective January 6, 2025. The Board will evaluate alternatives with respect to appointment of an independent director to fill the vacancy.
•In January 2025, Cespira announced that it had appointed Carlos Gonzalez as the new President and CEO, effective April 1, 2025. Dan Sceli, CEO of Westport, will continue to sit on Cespira's Board of Directors.
•On March 30, 2025, Westport entered into a share purchase agreement with a wholly-owned vechicle of Heliaca Investments Coöperatief U.A. ("Heliaca Investments"), a Netherlands based investment firm supported by Ramphastos Investments B.V. ("Ramphastos") a prominent Dutch venture capital and private equity firm.

BUSINESS OVERVIEW
Headquartered in Vancouver, British Columbia, Canada, with operations in Europe, Asia, North America, and South America, Westport serves customers in approximately 70 countries with leading global transportation brands through a network of distributors, service providers for the aftermarket and direct to Original Equipment Manufacturers (“OEMs”) and Tier 1 and Tier 2 OEM suppliers.

With a focus on engineering, manufacturing, and supplying alternative fuel systems and components for transportation applications, Westport’s diverse product offerings, sold under a wide range of established global brands, enable the use of a number of alternative fuels in the transportation sector that provide environmental and/or economic advantages as compared to diesel, gasoline, or battery powered electric vehicles.

Westport designs, manufactures, develops, validates, certifies, and sells alternative fuel (including alternative fuels such as hydrogen (“H2”), liquefied natural gas (“LNG”), biogas, biomethane, and renewable natural gas (collectively “RNG”), compressed natural gas (“CNG”), and liquefied petroleum gas (“LPG”) components and systems for passenger cars and light-, medium- and heavy-duty commercial vehicles and off-highway applications.

Our portfolio of products includes pressure regulators, injectors, electronic control units, valves and filters, complete bi-fuel, mono-fuel and dual-fuel LPG and natural gas conversion kits and high-pressure hydrogen components. Cespira, our 55% owned joint venture (“JV”) with the Volvo Group ("Volvo"), launched in 2024, is advancing the development and commercialization of the HPDITM fuel system, a fully OEM-integrated solution that enables heavy-duty trucks to operate on natural gas, RNG, hydrogen and other alternative fuels.

Business Segments
Our diverse portfolio of technologies, products, and services are sold under a wide range of established brands. They provide the foundation for sustainable growth in existing markets and guide our expansion into new and emerging markets worldwide. Our business is operated under the following four segments:

Cespira
In June 2024, Westport and Volvo entered into a series of joint venture agreements (collectively, the "JV Agreement"), establishing Cespira to promote, develop, and commercialize the HPDI fuel system technology (see Material Contracts – Joint Venture Governance Agreements). The JV will prioritize scaling the HPDI fuel system and supporting the global transition to carbon-neutral fuel systems, particularly in heavy-duty, long-haul trucking, where multiple technologies are required to achieve substantial decarbonization. Under the terms of the agreement, Westport owns a 55% equity interest in Cespira, while Volvo owns 45%. Cespira's business operations involve supplying systems, engineering services and components, including LNG HPDI fuel system products, to engine manufacturers and commercial vehicle OEMs. The fully integrated LNG HPDI fuel systems enable diesel engines to operate predominantly on alternative fuels while delivering equivalent power, torque, and fuel efficiency as conventional compression ignition engines. The system can be a cost-effective way to reduce greenhouse gas emissions using renewable fuels such as RNG. Furthermore, the JV is engaged in adapting HPDI fuel systems for hydrogen and other alternative fuel applications in internal combustion engines.

Light-Duty
The Light-Duty segment specializes in LPG and CNG solutions, including fuel storage tanks, catering to OEM, delayed OEM (“DOEM”), and independent aftermarket (“IAM”) markets. Customers can choose from Westport IAM conversions, DOEM solutions, or OEM-manufactured mono-fuel and bi-fuel vehicles. The segment offers industry-leading direct injection engine technology that complies with EURO 7 and EPA 24 standards, along with lightweight, high-quality fuel storage solutions.

The Light-Duty business serves three distinct markets:
1.OEM: Systems are integrated into production lines by vehicle manufacturers.
2.DOEM: Conversions are performed at 0 km in specialized centers operated by Westport or its partners.
3.IAM: Aftermarket products, including conversion kits, support post-sale conversions through an extensive dealer and installer network operating in approximately 70 countries worldwide.

Westport works to distinguish itself as a global company that integrates and manufactures mechanical components, electronics, and fuel storage systems, providing a seamless and efficient solution for our customers.

High-Pressure Controls and Systems
Our High-Pressure Controls and Systems segment is at the forefront of the clean energy revolution, designing, developing, and producing high-demand components for transportation and industrial applications. We partner with the world's leading fuel cell, hydrogen engine and alternative fuel engine manufacturers and companies committed to decarbonizing transport, offering versatile solutions that serve a variety of fuel types. While hydrogen is key to the future decarbonization of transport, our components and solutions are already powering emission-reducing innovation today across a range of alternative fuels. While we are a small enterprise, our strategic position and innovative capabilities put us on the cusp of significant growth, ensuring we are the go-to choice for those shaping the future of clean energy, today and tomorrow.

Heavy-Duty OEM
Our Heavy-Duty OEM business represents historical results from our heavy-duty business for the period January 1, 2024, until the formation of the Cespira joint venture which occurred on June 3, 2024. Going forward, the Heavy-Duty OEM segment will reflect revenue earned from a transitional services agreement in place with Cespira, intended to support the JV in the short-term as the organization establishes its operations.

RISKS, LONG-TERM PROFITABILITY & LIQUIDITY
Government Regulation and Inflationary Environment
Government regulation is a key factor in driving accelerated global demand and adoption of reduced emission vehicles. Supportive government policy combined with rising corporate adherence to emission reduction goals are creating growth catalysts for Westport in some of its key markets. While we have benefited historically from certain government environmental policies, mandates and regulations around the world, there can be no assurance that these policies, mandates, and regulations will be continued. If these are discontinued, if current requirements are relaxed, or if other regulations are implemented that may impact our business, we may experience a material impact on our competitive position.

Global inflation trends remain inconsistent, with inflationary pressures easing in developed countries, while continuing to impact certain emerging and developed markets. In key LPG markets such as Poland, Turkey, and Italy, LPG prices have experienced upward pressure. Westport sources its components from global suppliers and continues to face inflationary pressure on production input costs. Specifically, the cost of semiconductors, raw materials, and parts has increased, along with higher labor costs, all of which are contributing to margin compression.

Increased Interest Rates

In response to inflationary pressures, central banks in major markets have raised interest rates to multi-decade highs. While some regions, including Canada, the United States, and Europe, have begun reducing rates, current levels remain restrictive and are having a significant impact on both the automotive and clean energy sectors.

Automotive manufacturers and OEMs are facing challenges as higher interest rates are compressing profit margins. This environment is leading to delays and cancellations of clean energy investments as companies prioritize cost-cutting measures. Additionally, elevated interest rates have contributed to a slowdown in global economic growth, particularly in emerging markets where economic conditions are already volatile, are facing heightened financial pressures, which could further dampen demand for clean energy solutions.

Hydrogen Eco-System Uncertainty

The hydrogen industry is currently facing economic challenges associated with limited load of available hydrogen which has resulted in high operational costs across the value chain. This has led to delays and cancellations of projects. Key cost factors, such as rising renewable electricity prices and increased electrolyzer costs, are having a significant impact on the economics of renewable (green) hydrogen projects. These higher costs, coupled with uncertainties surrounding fuel supply and infrastructure development, make it challenging to predict when hydrogen technology for transport will become a viable decarbonization solution.

Fuel Prices

European natural gas prices, although elevated recently, are still significantly below the record highs of 2022. Lower demand, influenced by reduced economic activity and previous mild weather, has contributed to price moderation. Additionally, the diversification of gas imports continues to be a key focus of European energy policy. Long-term forecasts suggest that natural gas prices will remain well below 2022 peaks. This outlook reinforces the fuel’s cost-effectiveness and its role in advancing the transition to natural gas-powered vehicles

Refer to our discussion in our AIF "Near-Term Industry Challenges" and "Industry Growth Drivers" for more information.

Liquidity and Going Concern

We believe that we have considered all possible impacts of known events arising from the risks discussed above related to supply chain, and fuel prices in the preparation of the annual financial statements for the year ended December 31, 2024. However, changes in circumstances due to the forementioned risks could affect our judgments and estimates associated with our liquidity and other critical accounting assessments.

For the year ended December 31, 2024, we continue to sustain operating losses and use cash to support our business activities. Cash provided by operating activities was $7.2 million for the year ended December 31, 2024 and was primarily driven by reductions in working capital.

As at December 31, 2024, we had cash and cash equivalents of $37.6 million and long-term debt of $33.7 million, of which $14.7 million was current. Based on our projected capital expenditures, debt servicing obligations and operating requirements under our current business plan, we are projecting that our cash and cash equivalents will not be sufficient to fund our operations through the next twelve months from the date of the issuance of this MD&A. These conditions raise substantial doubt about Westport's ability continue as a going concern within one year after the date of this MD&A is issued.

We plan to improve our liquidity position by selling certain subsidiaries in Europe and Argentina which comprise substantially all the assets and liabilities of the Light-Duty segment and continue our cost reduction initiatives. On March 30, 2025, we entered into a share purchase agreement ("SPA") with a wholly-owned investment vehicle of Heliaca Investments, a Netherlands based investment firm supported by Ramphastos a prominent Dutch venture capital and private equity firm, to sell all of the issued and outstanding shares of Westport Fuel Systems Italia S.r.l. The transaction provides for a base purchase price of $73.1 million (€67.7 million), subject to certain adjustments and potential earnouts of up to an estimated $6.5 million (€6.0 million) if certain conditions are achieved, in accordance with the terms of the SPA. If we are successful in closing the sale, we will receive sufficient cash to fund our operations for the next twelve months and alleviate the risk of substantial doubt identified. As of the date of issuance of these financial statements, we are seeking shareholder approval of the plan to complete the sale of these businesses to the buyer. As such, there can be no assurances that Westport will be successful in obtaining sufficient funding. Accordingly, we concluded under the accounting standards that these plans do not alleviate the substantial doubt about Westport's ability to continue as a going concern.

OVERVIEW OF FINANCIAL RESULTS FOR 2024
Revenues for the year ended December 31, 2024 decreased by 9% to $302.3 million compared to $331.8 million in the prior year, primarily driven by the transition of the Heavy-Duty OEM business into Cespira, partially offset by an increase in revenue in our Light-Duty segment.

We reported a net loss of $21.8 million for the year ended December 31, 2024 compared to a net loss of $49.7 million for the prior year. The net positive change was primarily the result of:

•improvements in gross profit for the year ended December 31, 2024 of $8.7 million compared to the prior year
•$15.2 million gain on deconsolidation of the HPDI business arising from the formation of the joint venture with Volvo Group on June 3, 2024
•reductions in operating expenditures and depreciation and amortization expense due to deconsolidation of the HPDI business
•partially offset by higher income tax expense and foreign exchange losses in the year.

Cash and cash equivalents were $37.6 million as at December 31, 2024. Cash provided by operating activities during the year was $7.2 million, primarily from a positive reduction in working capital of

$16.4 million. Cash provided by investing activities comprise the sale of investments for a total of $30.0 million, which includes proceeds received from the sale of 45% ownership interest in Cespira to Volvo, sale of our remaining interest in WWI, and 26% interest in Minda Westport Technologies Limited ("MWTL"), partially offset by the purchase of capital assets of $16.9 million, and $9.9 million in capital contributions to Cespira. Cash used in financing activities were net debt repayments of $25.2 million in the year, which included borrowings of long-term debt of $3.8 million in the beginning of the year.

We reported negative adjusted EBITDA of $11.2 million (see "Non-GAAP Measures" section in this MD&A) during the year ended December 31, 2024 as compared to negative adjusted EBITDA of $21.5 million for the same period in 2023.

SELECTED FINANCIAL INFORMATION
The following tables sets forth a summary of our financial results:
Selected Consolidated Statements of Operations Data

	Years ended December 31,
	2024	2023	2022
(in millions of U.S. dollars, except for per share amounts and shares outstanding)
Revenue	$302.3	$331.8	$305.7
Gross profit	$57.6	$48.9	$36.2
Gross margin[1]	19%	15%	12%
Loss from operations	$(24.7)	$(45.9)	$(50.3)
Income (loss) from investments accounted for by the equity method	$(5.4)	$0.8	$0.9
Net loss	$(21.8)	$(49.7)	$(32.7)
Net loss per share - basic	$(1.27)	$(2.90)	$(1.91)
Net loss per share - diluted	$(1.27)	$(2.90)	$(1.91)
Weighted average basic shares outstanding in millions	17.2	17.2	17.1
Weighted average diluted shares outstanding in millions	17.2	17.2	17.1
EBIT[1]	$(15.3)	$(48.4)	$(29.3)
EBITDA[1]	$(6.6)	$(35.9)	$(17.5)
Adjusted EBITDA[1]	$(11.2)	$(21.5)	$(27.8)
1These financial measures or ratios are non-GAAP financial measures or ratios. See the section 'Non-GAAP Financial Measures' for explanations and discussions of these non-GAAP financial measures or ratios.

	Three Months Ended December 31,
	2024	2023
(in millions of U.S. dollars, except for per share amounts and shares outstanding)
Revenue	$75.1	$87.2
Gross profit	$14.3	$8.0
Gross margin[1]	19%	9%
Loss from operations	$(8.0)	$(14.1)
Income (loss) from investments accounted for by the equity method	$(2.0)	$0.1
Net loss	$(10.1)	$(13.9)
Net loss per share - basic	$(0.59)	$(0.81)
Net loss per share - diluted	$(0.59)	$(0.81)
Weighted average basic shares outstanding in millions	17.2	17.2
Weighted average diluted shares outstanding in millions	17.2	17.2
EBIT[1]	$(8.1)	$(14.2)
EBITDA[1]	$(6.1)	$(10.9)
Adjusted EBITDA[1]	$(1.8)	$(10.0)
1These financial measures or ratios are non-GAAP financial measures or ratios. See the section 'Non-GAAP Financial Measures' for explanations and discussions of these non-GAAP financial measures or ratios.

Selected Balance Sheet Data

The following table sets forth a summary of our financial position:

	December 31, 2024	December 31, 2023
(in millions of U.S. dollars)
Cash and short-term investments	$37.6	$54.9
Net working capital[1]	37.7	56.3
Total assets	291.6	355.7
Short-term debt	—	15.2
Long-term debt, including current portion	33.7	45.0
Non-current liabilities[1]	26.3	29.5
Total liabilities	154.6	195.3
Shareholder's equity	137.0	160.4
1These financial measures or ratios are non-GAAP financial measures or ratios. See the section 'Non-GAAP Financial Measures' for explanations and discussions of these non-GAAP financial measures or ratios.

RESULTS FROM OPERATIONS

REPORTABLE SEGMENTS

Westport discloses segment information under four reportable segments, consistent with the manner in which its Chief Operating Decision Maker ("CODM") evaluates its businesses. The Company's CODM is its Chief Executive Officer. These segments are the strategic pillars of the Company and are managed separately as each represents a specific grouping of related automotive components and systems. The reportable segments are further described below. In prior years, Westport presented its results under 2 reportable segments: Independent aftermarket and Original equipment manufacturer.

Effective June 3, 2024, the Company changed how it evaluates and manages its businesses as a result of the deconsolidation of its former HPDI business and formation of the joint venture. Westport now reports its results in the following four reportable segments: Light-Duty, High-Pressure Controls & Systems, Heavy-Duty OEM, and Cespira. The prior year comparatives were recast to reflect this change in reportable segments.

Segment earnings or losses before income taxes, interest, depreciation, and amortization ("Segment EBITDA") is the measure of segment profitability used by the Company. The accounting policies of our reportable segments are the same as those applied in our consolidated financial statements. Management prepared the financial results of the Company's reportable segments on basis that is consistent with the manner in which Management internally disaggregates financial information to assist in making internal operating decisions. Certain common costs and expenses, primarily corporate functions, among segments differently than we would for stand-alone financial information prepared in accordance with GAAP. These include certain costs and expenses of shared services, such as IT, human resources, legal, finance and supply chain management. Segment EBITDA is not defined under US GAAP and may not be comparable to similarly titled measures used by other companies and should not be considered a substitute for net earnings or other results reported in accordance with GAAP. Reconciliations of reportable segment information to consolidated statement of operations can be found in section "NON-GAAP FINANCIAL MEASURES & RECONCILIATIONS" within this MD&A.

	Year ended December 31, 2024
	Light-Duty	High-Pressure Controls & Systems	Heavy-Duty OEM	Cespira	Total Segment
Revenue	$262.2	$8.8	$31.3	$43.1	$345.4
Cost of revenue	206.8	7.3	30.6	42.6	287.3
Gross profit	55.4	1.5	0.7	0.5	58.1
Operating expenses:
Research & development	13.0	4.4	4.2	4.7	26.3
General & administrative	19.2	1.0	3.1	5.6	28.9
Sales & marketing	9.9	0.7	0.9	1.0	12.5
Depreciation & amortization	2.6	0.3	0.1	1.7	4.7
Equity income	1.3	—	—	—	1.3
Add back: Depreciation & amortization1	6.4	0.5	1.4	3.8	12.1
Segment EBITDA	$18.4	$(4.4)	$(6.2)	$(8.7)	$(0.9)

	Year ended December 31, 2023
	Light-Duty	High-Pressure Controls & Systems	Heavy-Duty OEM	Total Segment
Revenue	$263.6	$12.0	$56.2	$331.8
Cost of revenue	214.5	9.2	59.2	282.9
Gross profit	49.1	2.8	(3.0)	48.9
Operating expenses:
Research & development	13.1	3.6	9.3	26.0
General & administrative	21.6	1.3	6.4	29.4
Sales & marketing	10.6	0.7	2.9	14.1
Depreciation & amortization	3.2	0.2	0.4	3.8
Equity income	0.8	—	—	0.8
Add back: Depreciation & amortization1	6.7	0.4	4.9	11.9
Segment EBITDA	$8.1	$(2.6)	$(17.1)	$(11.6)

Revenue for the three months and year ended December 31, 2024

(in millions of U.S. dollars)	Three months ended December 31,		Change		Years ended December 31,		Change
	2024	2023	$	%	2024	2023	$	%
Light-Duty	$68.0	$63.4	$4.6	7%	$262.2	$263.6	$(1.4)	(1)%
High-Pressure Controls & Systems	1.4	2.5	(1.1)	(44)%	8.8	12.0	(3.2)	(27)%
Heavy-Duty OEM	5.7	21.3	(15.6)	(73)%	31.3	56.2	(24.9)	(44)%
Total revenue	$75.1	$87.2	$(12.1)	(14)%	$302.3	$331.8	$(29.5)	(9)%

Light-Duty
Revenue for the three months and year ended December 31, 2024 was $68.0 million and $262.2 million, respectively, compared with $63.4 million and $263.6 million for the three months and year ended December 31, 2023.

Light-Duty revenue increased by $4.6 million for the three months ended December 31, 2024 compared to the prior year. This was primarily driven by a significant increase in sales of LPG fuel system solutions to a global OEM for Euro 6 vehicle applications in our light-duty OEM business and an increase in DOEM business, partially offset by lower revenues in other business lines.

Light-Duty revenue decreased by $1.4 million for the year ended December 31, 2024 compared to the prior year. This was primarily driven by a decrease in sales in our DOEM business in the first half of 2024, decrease in sales to customers in developing markets and our fuel storage business. This was partially offset by the aforementioned increase in sales of LPG fuel system solutions in our light-duty OEM business.
High-Pressure Controls & Systems
Revenue for the three months and year ended December 31, 2024 was $1.4 million and $8.8 million, respectively, compared with $2.5 million and $12.0 million for the three months and year ended December 31, 2023.

Revenue for the three months ended December 31, 2024 decreased by $1.1 million compared to the prior year period.

Revenue for the year ended December 31, 2024 decreased by $3.2 million compared to the prior year.

The decrease in revenue for the three months and year ended December 31, 2024 compared to the prior year periods continues to be primarily driven by the general slowdown in the hydrogen infrastructure development, leading to a slower adoption of automotive and industrial applications powered by hydrogen.

Heavy-Duty OEM
Revenue for the three months and year ended December 31, 2024 was $5.7 million and $31.3 million, respectively, compared to $21.3 million and $56.2 million for the comparative periods.

The decrease in revenue for the three months and year ended December 31, 2024 is a result of the continuation of the business in Cespira. Refer to the "Selected Cespira Statement of Operations information" within this MD&A for more information on the performance of the HPDI business.

Revenue for the three months ended December 31, 2024 reflects revenue from our transitional services agreement with Cespira that we expect to expire by the end of Q2 2026.

Gross profit for the three months ended December 31, 2024

(in millions of U.S. dollars)	Three months ended		Three months ended
	December 31,	% of	December 31,	% of	Change
	2024	Revenue	2023	Revenue	$	%
Light-Duty	$14.0	21%	$12.0	19%	$2.0	(17)%
High-Pressure Controls & Systems	—	—%	0.4	16%	(0.4)	(100)%
Heavy-Duty OEM	0.3	5%	(4.4)	(21)%	4.7	(107)%
Total gross profit	$14.3	19%	$8.0	9%	$6.3	79%

Light-Duty
Gross profit increased by $2.0 million to $14.0 million, or 21% of revenue for the three months ended December 31, 2024, compared to $12.0 million, or 19% of revenue, for the same prior year period. This was primarily driven by a change in sales mix with an increase in sales to European customers and a reduction in sales to developing regions along with an increase in sales volumes.

High-Pressure Controls & Systems
Gross profit for the three months ended December 31, 2024 decreased by $0.4 million to nominal, or 0% of revenue, compared to $0.4 million, or 16% of revenue, for the same prior year period. This was primarily driven by lower sales volumes, increasing the per unit manufacturing costs in the quarter.

Heavy-Duty OEM
Gross profit for the three months ended December 31, 2024 increased by $4.7 million to $0.3 million, or 5% of revenue, compared to negative $4.4 million or negative 21% of revenue, for the three months ended December 31, 2023. The Heavy-Duty OEM segment was impacted by a $4.5 million inventory write-down in the prior year period.

Gross profit for the year ended December 31, 2024

(in millions of U.S. dollars)	Year ended		Year ended
	December 31,	% of	December 31,	% of	Change
	2024	Revenue	2023	Revenue	$	%
Light-Duty	$55.4	21%	$49.1	19%	$6.3	13%
High-Pressure Controls & Systems	1.5	17%	2.8	23%	(1.3)	(46)%
Heavy-Duty OEM	0.7	2%	(3.0)	(5)%	3.7	(123)%
Total gross profit	$57.6	19%	$48.9	15%	$8.7	18%

Light-Duty
Gross profit for the year ended December 31, 2024 increased by $6.3 million to $55.4 million, or 21% of revenue, compared to $49.1 million, or 19% of revenue, for the prior year. This was primarily driven by a change in sales mix with an increase in sales to European customers and a reduction in sales to developing regions. The segment's manufacturing operations continues to implement operational improvement initiatives lowering its manufacturing overhead costs in the year. For the year ended December 31, 2024, Light-Duty recorded inventory write-downs of $2.1 million related to our restructuring activities in India for $0.9 million and $0.5 million related to components for markets that we have exited, and the remainder due to our periodic analysis of excess and obsolete inventory.

High-Pressure Controls & Systems
Gross profit for the year ended December 31, 2024 decreased by $1.3 million to $1.5 million, or 17% of revenue, compared to $2.8 million, or 23% of revenue, for the prior year. This was primarily driven by decrease in sales volume for the year. The segment recorded $0.8 million in inventory write-downs in the year due to slow-moving inventory.

Heavy-Duty OEM
Gross profit increased by $3.7 million to $0.7 million, or 2% of revenue, for the year ended December 31, 2024 compared to negative $3.0 million, or negative 5% of revenue, for the prior year. Heavy-Duty OEM recorded $0.4 million in inventory write-downs in the year. The segment was impacted by the aforementioned inventory write-down of $4.5 million in the prior year.

Research and Development Expenses ("R&D")

(in millions of U.S. dollars)	Three months ended December 31,		Change		Years ended December 31,		Change
	2024	2023	$	%	2024	2023	$	%
Light-Duty	$3.3	$3.3	$—	—%	$13.0	$13.1	$(0.1)	(1)%
High-Pressure Controls & Systems	0.8	1.2	(0.4)	(33)%	4.4	3.6	0.8	22%
Heavy-Duty OEM	—	2.7	(2.7)	(100)%	4.2	9.3	(5.1)	(55)%
Total R&D	$4.1	$7.2	$(3.1)	(43)%	$21.6	$26.0	$(4.4)	(17)%

Light-Duty
R&D expenses for the three months and year ended December 31, 2024 were $3.3 million and $13.0 million, respectively, compared to $3.3 million and $13.1 million for the same prior year periods. This was primarily related to research and development activities for our customer programs with global OEMs for their Euro 6 and Euro 7 vehicle applications.

High-Pressure Controls & Systems
R&D expenses for the three months and year ended December 31, 2024 were $0.8 million and $4.4 million, respectively, compared to $1.2 million and $3.6 million for the same prior year periods. This was primarily related to research and development activities for our new 700 bar products, including pressure regulators, manifolds, and tank valves.
Heavy-Duty OEM
R&D expenses for the three months and year ended December 31, 2024 were nominal and $4.2 million, respectively, compared to $2.7 million and $9.3 million for the same prior year periods. R&D activities have continued in Cespira after the formation of the joint venture on June 3, 2024.

Selling, General and Administrative Expenses ("SG&A")

(in millions of U.S. dollars)	Three months ended December 31,		Change		Years ended December 31,		Change
	2024	2023	$	%	2024	2023	$	%
Light-Duty	$7.1	$7.9	$(0.8)	(10)%	$29.1	$32.2	$(3.1)	(10)%
High-Pressure Controls & Systems	0.5	0.4	0.1	25%	1.8	1.9	(0.1)	(5)%
Heavy-Duty OEM	—	2.0	(2.0)	(100)%	3.9	9.3	(5.4)	(58)%
Corporate	3.6	4.3	(0.7)	(16)%	15.6	17.1	(1.5)	(9)%
Total SG&A	$11.2	$14.6	$(3.4)	(23)%	$50.4	$60.5	$(10.1)	(17)%

Light-Duty
SG&A expenses for the three months and year ended December 31, 2024 were $7.1 million and $29.1 million, respectively, compared to $7.9 million and $32.2 million for the same prior year periods.

The SG&A expenses for the three months ended December 31, 2024 decreased by $0.8 million, which was primarily driven by lower outside service costs, reduction in payroll costs and lower sales commission in the quarter.

The SG&A expenses for year ended December 31, 2024 decreased by $3.1 million, which was primarily driven by lower outside service costs, reduction in headcount, lower sales commission and significant severance costs incurred in the prior year.

High-Pressure Controls & System
SG&A expenses for the three months and year ended December 31, 2024 were $0.5 million and $1.8 million, respectively, compared to $0.4 million and $1.9 million for the same prior year periods.

The SG&A expenses for the three months ended December 31, 2024 was consistent with the prior year period.

The SG&A expenses for the year ended December 31, 2024 increased by $0.1 million due to an increase in payroll costs and outside service costs compared to the prior year.

Heavy-Duty OEM
SG&A expenses for the three months and year ended December 31, 2024 were nominal and $3.9 million, respectively, compared to $2.0 million and $9.3 million for the same prior year periods. The decrease in SG&A expenses were primarily driven by the transition of the HPDI business into Cespira on June 3, 2024.

Corporate
SG&A expenses for the three months and year ended December 31, 2024 were $3.6 million and $15.6 million, respectively, compared to $4.3 million and $17.1 million for the same prior year periods.

The SG&A expenses for the three months ended December 31, 2024 decreased by $0.7 million, which was primarily driven by lower stock-based compensation expenses, a reduction in payroll costs and outside services compared to prior year period.

The SG&A expenses for year ended December 31, 2024 decreased by $1.5 million, which was primarily driven by higher severance costs incurred in North America in the prior year and reduction in headcount in the Corporate function.

Selected Cespira Statement of Operations information

We account for Cespira using the equity method of accounting. However, due to its significance to our long-term strategy and operating results, we disclose certain Cespira's financial information in notes 8 and 22 in our Annual Financial Statements.

The following table sets forth a summary of the financial results of Cespira for the three months ended December 31, 2024 and the period between June 3, 2024 to December 31, 2024:

(in millions of U.S. dollars)	Three months ended December 31,		Change		Period from June 3 to December 31,		Change
	2024	2023	$	%	2024	2023	$	%
Revenue	$22.8	$—	$22.8	—%	$43.1	$—	$43.1	—%
Gross profit	1.4	—	1.4	—%	0.5	—	0.5	—%
Gross margin[1]	6%	—%			1%	—%
Operating loss	(4.8)	—	(4.8)	—%	(12.1)	—	(12.1)	—%
Net loss attributable to the Company	(2.6)	—	(2.6)	—%	(6.7)	—	(6.7)	—%
1Gross margin is non-GAAP financial measure. See the section 'Non-GAAP Financial Measures' for explanations and discussions of these non-GAAP financial measures or ratios.

Revenue
Cespira revenue was $22.8 million for the three months ended December 31, 2024. For the prior year period, the Heavy-Duty OEM segment, which included our HPDI business, earned $21.3 million. This was primarily driven by an increase in HPDI fuel systems sold in the period.

Gross profit
Cespira gross profit was $1.4 million for the three months ended December 31, 2024. For the prior year period, the Heavy-Duty OEM segment had negative $4.4 million in gross profit primarily driven by the aforementioned $4.5 million inventory write-down in the prior year period.

Operating loss
Cespira incurred operating losses of $4.8 million for the three months ended December 31, 2024. For the prior year quarter, the Heavy-Duty OEM had operating losses of $9.3 million. Aside from the aforementioned inventory write-down in the prior year period, the Heavy-Duty OEM had comparable operating losses compared to Cespira.

Other significant expense and income items for the year ended December 31, 2024

(in millions of U.S. dollars)	Years ended December 31,
	2024	2023
Foreign exchange gains and losses	$6.2	$4.0
Depreciation and amortization:
Cost of sales depreciation and amortization	5.3	8.2
Operating expense depreciation and amortization	3.4	4.3
Total depreciation and amortization	$8.7	$12.5

Foreign exchange gains and losses reflect net realized gains and losses on foreign currency transactions and net unrealized gains and losses on our net U.S. dollar denominated monetary assets and liabilities in our Canadian operations that were mainly comprised of cash and cash equivalents, accounts receivable and accounts payable. In addition, we have foreign exchange exposure on Euro denominated monetary assets and liabilities where the functional currency of the subsidiary is not the Euro. For the year ended December 31, 2024, we recognized a foreign exchange loss of $6.2 million compared to a foreign exchange loss of $4.0 million for the year ended December 31, 2023. The loss recognized in the current year primarily relates to unrealized foreign exchange losses resulting from the remeasurement of U.S. dollar denominated debt in our Canadian legal entities.

Depreciation and amortization for the years ended December 31, 2024 and December 31, 2023 were $8.7 million and $12.5 million, respectively. Depreciation and amortization decreased year-over-year, primarily driven by the transition of the HPDI business into Cespira on June 03, 2024.

Income (loss) from investments accounted for by the equity method for the years ended December 31, 2024 and December 31, 2023 were loss of $5.4 million and income of $0.8 million, respectively. This is primarily driven by our 55% ownership interest in Cespira and our 24% ownership interest in MWTL.

Interest on debt and amortization of discount

(in millions of U.S. dollars)	Three months ended December 31,		Years ended December 31,
	2024	2023	2024	2023
Interest expense on long-term debt	$0.7	$0.9	$2.8	$2.8
Royalty payable accretion expense	—	—	—	0.2
Total interest on long-term debt and accretion on royalty payable	$0.7	$0.9	$2.8	$3.0

Interest expense on long-term debt for the three months ended and for the year ended December 31, 2024 compared to prior year periods were consistent due to the rate cuts in the U.S. prime rate lowering our interest expense in our EDC term loan, partially offset by additional interest expense from a new term loan borrowed in the beginning of the year with UniCredit.

Income tax expense for the year ended December 31, 2024 was $5.0 million compared to $1.0 million in the prior year. The increase in income tax expense was primarily driven by increase in taxes from higher profitability in our European operations.

CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

Our cash and cash equivalents position decreased by $17.2 million to $37.6 million at December 31, 2024 compared to $54.9 million at December 31, 2023. The decrease in cash was primarily driven by our debt repayments, partially offset by cash provided by our operating and investing activities.

Cash Flow from Operating Activities

For the year ended December 31, 2024, net cash provided by operating activities was $7.2 million compared to net cash used of $13.2 million for the year ended December 31, 2023, a $20.4 million increase in net cash provided by operating activities. The increase in net cash provided by operating activities was primarily driven by a reduction in operating losses of $21.2 million, and an improvement in working capital, specifically in accounts receivable and accounts payable partially offset by increases in prepaid expenses and inventory, and a reduction in warranty liability.
Cash Flow from Investing Activities

For the year ended December 31, 2024, our net cash provided by investing activities was $4.5 million compared to net cash used of $15.4 million for the year ended December 31, 2023. The increase in net cash provided by investing activities was primarily driven by proceeds from sale of investments of $30.0 million, partially offset by purchases of property, plant and equipment of $16.9 million and capital contributions to Cespira of $9.9 million in the year ended December 31, 2024. Proceeds from sale of investments include cash proceeds of $27.3 million from Volvo for the purchase of a 45% ownership interest in Cespira as part of the formation of the joint venture.
Cash Flow from Financing Activities

For the year ended December 31, 2024, our net cash used in financing activities was $25.2 million, compared to net cash used in financing activities of $2.2 million during the year ended December 31, 2023. On January 10, 2024, we borrowed from UniCredit a new term loan of $3.8 million with principal repayments starting in 2025. On November 30, 2024, we closed our revolving financing facility with Royal Bank of Canada and reduced our use of the credit facility in the year. In the prior year, we fully repaid our royalty payable to Cartesian.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

	Carrying amount	Contractual cash flows	< 1 year	1 - 3 years	4-5 years	> 5 years
Accounts payable and accrued liabilities	$88.1	$88.1	$88.1	$—	$—	$—
Long-term debt, principal (1)	33.7	29.5	13.0	13.1	3.4	—
Long-term debt, interest (1)	—	5.7	2.4	2.1	1.2	—
Operating lease obligations (2)	19.1	21.6	2.6	5.0	2.9	11.1
	$140.9	$144.9	$106.1	$20.2	$7.5	$11.1

Notes

(1) For details of our long-term debt, principal and interest, see note 16 of the annual financial statements.

(2) For additional information on operating lease obligations, see note 14 of the annual financial statements.

SHARES OUTSTANDING

On September 13, 2024, we announced an at-the-market equity offering program (the "ATM Program") that allows us to issue up to $35.0 million in common shares from treasury to the public from time to time, at our discretion and subject to regulatory requirements. As at December 31, 2024 and the date of issuance of this MD&A, no shares were issued from treasury related to the ATM Program.

For the year ended December 31, 2024, the weighted average number of shares used in calculating net loss per share was 17,248,090. During the year ended December 31, 2024, 224,050 share units were granted to directors, executives and employees (2023 - 435,128 share units). This included 104,215 Restricted Share Units ("RSUs") (2023 - 147,557 RSUs), nil Performance Share Units ("PSUs") (2023 - 185,365 PSUs) and 119,835 Deferred Share Units (2023 - 102,206 DSUs). The common shares, share options and share units outstanding and exercisable as at the following dates are shown below:

 (weighted average exercise prices are presented in Canadian dollars)

	December 31, 2024		March 31, 2025
	Number	Weighted average exercise price	Number	Weighted average exercise price
		$		$
Common shares outstanding	17,282,934		17,326,732
Share units
Outstanding	524,322	11.75	406,158	N/A
Exercisable	310	37	1,189	N/A

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our Annual Financials Statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the amounts reported in our Annual Financial Statements. We have identified several policies as critical to our business operations and in understanding our results of operations. These policies, which require the use of judgment, estimates and assumptions in determining their reported amounts, include the assessment of accounts receivable, liquidity and going concern, warranty liability, revenue recognition, inventories, and property, plant and equipment. The application of these and other accounting policies are described in note 3 of the Annual Financial Statements. Actual amounts may vary significantly from estimates used.

Variable interest entities ("VIEs") and Gain on deconsolidation

We identified HPDI Technology LP and HPDI Technology AB as VIEs, as the entities are dependent on funding from its owners. The funding and ownership interests of the entities are split on a 55/45 basis between the owners of the VIEs. The voting rights and power to exercise control is shared equally on a 50/50 basis between the owners of the VIEs. Therefore, we have determined that we are not the primary beneficiary of the VIEs. We account for our investment in VIEs for which we are not primary beneficiaries of using the equity method of accounting.

Identifying a VIE and determining the primary beneficiary of a VIE requires the use of our judgment, estimates, and assumptions including determining the most significant activities and decisions that impact the economic performance of a VIE and the beneficiary who has the power over those decisions. If events and circumstances change in a VIE, it may have a significant impact in how we account for the entity.

When a legal entity is no longer consolidated by the parent company, a gain or loss is recognized upon deconsolidation based on the considerations received for the transaction less any net assets disposed and any contingent liabilities incurred. Considerations received may include cash consideration, net assets received, and any contingent considerations (e.g., earnout) included in the arrangement. Accounting for contingent considerations relies on our judgment, estimates, and assumptions including whether a contingent consideration should be considered a derivative. The potential earnout from the formation of our Cespira joint venture (note 5 in our consolidated financial statements) was not identified as a derivative and we have elected to account for the contingent consideration using the loss recovery approach. Under this approach, we did not recognize any contingent receivable at inception and will recognize a contingent gain when such gain is realized or realizable.

Revenue Recognition

We generate revenues primarily from product sales. Product revenues are derived primarily from standard product sales contracts and from long-term fixed price contracts. Under ASC 606, revenue is recognized when a customer obtains control of the goods or services. Determining the timing of the transfer of control, at a point in time or over time, requires judgment. On standard product sales contracts, revenues are recognized when customers obtain control of the product, that is when transfer of title and risks and rewards of ownership of goods have passed and when the obligation to pay is considered certain. Invoices are generated and revenue is recognized at that point in time. Provisions for warranties are made at the time of sale.

Accounts Receivable

We make assumptions and have established current expected credit losses ("CECL") for pools of assets with similar risk characteristics by evaluating historical levels of credit losses, current economic conditions that may affect a customer's ability to pay, and creditworthiness of significant customers. When specific customers are identified as no longer sharing the same risk profile as their current pool, they are removed from the pool and evaluated separately. When we become aware of a customer’s inability to meet its financial obligation, we record a specific credit loss provision to reduce the customer's related accounts receivable to its estimated net realizable value.

Inventories

Our inventories consist of our fuel system products (finished goods), work-in-progress, purchased parts and materials. Inventories are recorded at the lower of cost and net realizable value. The cost of fuel system product inventories, assembled parts and work-in-progress includes materials, labour and production overhead including depreciation. We record inventory write-downs based on an analysis of excess and obsolete inventories determined primarily by future demand forecasts. In addition, we record a liability for firm, non-cancelable, and unconditional purchase commitments with manufacturers for quantities in excess of our future demand forecast consistent with our valuation of excess and obsolete inventory.

Property, plant, & equipment ("PP&E") and Intangible Assets

We consider whether or not there has been an impairment in our long-lived assets, such as plant and equipment, furniture and leasehold improvements and intangible assets, whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. If such assets are not recoverable, we are required to write down the assets to fair value. When quoted market values are not available, we use the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset as an estimate of fair value to determine whether or not a write down is required.

Impairment of PP&E

We have significant investments in PP&E related to our Light-Duty business. The Light-Duty business has significant manufacturing operations in Italy and Poland. The Light-Duty business has historically been profitable including for the year ended December 31, 2024. As of December 31, 2024, we have concluded that there are no impairment indicators.

Impairment of Intangible assets

We concluded that there were no impairment indicators as of December 31, 2024 related to intangible assets. Therefore, no impairment on intangible assets was recorded in the year ended December 31, 2024.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS
New accounting standard adopted in 2024:
In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures." It requires incremental disclosures related to an entity's reportable segments, including:
(i) significant segment expense categories and amounts for each reportable segment that are provided to the Chief Operating Decision Maker ("CODM"),
(ii) an aggregate amount and description of other segment items included in each reported measure,
(iii) all annual disclosures about a reportable segment's profit or loss and assets required by Topic 280 to be disclosed in interim periods,
(iv) the title and position of the individual or name of the group identified as the CODM, and
(v) an explanation of how the CODM uses the reported measures of segment profit or loss to assess performance and allocate resources to the segment.

The standard improves transparency by providing disaggregated expense information about an entity's reportable segments. The standard does not change the definition of a segment, the method for determining segments or the criteria for aggregating operating segments into reportable segments. The Company has adopted this guidance in the current year reported and provided additional comparative disclosures as required. Refer to Note 22 "Segment Information" of the Annual Financial Statements for more information.

Upcoming accounting standards not yet adopted in 2024:

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements in Income Tax Disclosures" to enhance the transparency and decision usefulness of income tax disclosures. This amendment requires public companies to disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. Additionally, under the amendment entities are required to disclose the amount of income taxes paid disaggregated by federal, state and foreign taxes, as well as disaggregated by material individual jurisdictions. Finally, the amendment requires entities to disclose income from continuing operations before income tax expense disaggregated between domestic and foreign and income tax expense from continuing operations disaggregated by federal, state and foreign. This guidance is effective for annual reporting periods beginning after December 15, 2024. While this guidance may have an impact on the disclosures, the Company does not expect this guidance to have a material impact on its financial position, operations, and cash flows.

In November 2024, the FASB issued ASU 2024-03, "Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses." It requires entities to disclose, in the notes to the financial statements, specified information related to certain costs and expenses disaggregated by type. The standard improves transparency by providing more detailed information about the component of costs and expenses that would enable users to better understand the major components of an entity's income statement by referencing disclosures in the notes to financial statements. This guidance is effective for annual reporting periods beginning after December 15, 2026. While this guidance may have an impact on the disclosures, the Company does not expect this guidance to have a material impact on its financial position, operations, and cash flows.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Evaluation of Disclosure Controls and Procedures

Our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), are designed to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Exchange Act and applicable Canadian securities law requirements is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and applicable Canadian securities law requirements, and that such information is accumulated and communicated to our management, including our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") (our principal executive officer and principal financial officer, respectively), as appropriate to allow timely decisions regarding required disclosures.

We evaluated the effectiveness of our internal controls over financial reporting as of December 31, 2024 with the participation, and under the supervision of our management, including our CEO and CFO. Based upon this evaluation, our CEO and CFO concluded that as of December 31, 2024, our internal controls and procedures over financial reporting were effective for the period.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed by, or under the supervision of, our CEO and CFO and effected by our board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements for external reporting purposes in accordance with U.S. GAAP and the requirements of the SEC, as applicable. There are inherent limitations in the effectiveness of internal control over financial reporting, including the possibility that misstatements may not be prevented or detected.

Because of these inherent limitations, internal control systems, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met, and no evaluation of controls can provide absolute assurance that all control issues have been detected. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under potential future conditions, regardless of how remote. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management, including the CEO and CFO, has evaluated the effectiveness of our internal control over financial reporting, based on the criteria in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has determined that our internal control over financial reporting was effective as of December 31, 2024.

During the year ended December 31, 2024, there were no changes to our internal control over financial reporting that materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.

KPMG LLP ("KPMG"), our independent registered public accounting firm, has audited our annual financial statements and expressed an unqualified opinion thereon. KPMG has also expressed an unqualified opinion on the effective operation of our internal control over financial reporting as of December 31, 2024. KPMG's audit report on effectiveness of internal control over financial reporting is included in the Annual Financial Statements.

SUMMARY OF QUARTERLY RESULTS AND DISCUSSION OF THE QUARTER ENDED DECEMBER 31, 2024

Our revenues and operating results can vary significantly from quarter to quarter depending on the timing of product deliveries, product mix, product launch dates, R&D project cycles, timing of related government funding, impairment charges, restructuring charges, stock-based compensation awards and foreign exchange impacts. Net income and net loss has and can vary significantly from one quarter to another depending on operating results, gains and losses from investing activities, recognition of tax benefits and other similar events..

The following table provides summary unaudited consolidated financial data for our last eight quarters:

Selected Consolidated Quarterly Operations Data

Three months ended	31-Mar-23	30-Jun-23	30-Sep-23	31-Dec-23	31-Mar-24	30-Jun-24	30-Sep-24	31-Dec-24
(in millions of U.S. dollars except for per share amounts)
Total revenue	$82.2	$85.0	$77.4	$87.2	$77.6	$83.4	$66.2	$75.1
Cost of revenue	$68.9	$70.6	$64.2	$79.2	$65.9	$66.3	$51.7	$60.8
Gross profit	$13.3	$14.4	$13.2	$8.0	$11.7	$17.1	$14.5	$8.0
Gross margin[1]	16.2%	16.9%	17.1%	9.2%	15.1%	20.5%	21.9%	10.7%
Net income (loss)	$(10.6)	$(13.2)	$(11.9)	$(13.9)	$(13.6)	$5.8	$(3.9)	$(10.1)
EBITDA[1]	$(6.3)	$(10.1)	$(8.6)	$(10.9)	$(9.2)	$9.0	$(0.3)	$(6.1)
Adjusted EBITDA[1]	$(4.5)	$(4.0)	$(3.0)	$(10.0)	$(6.6)	$(2.0)	$(0.8)	$(1.8)
U.S. dollar to Euro average exchange rate	0.93	0.92	0.95	0.92	0.92	0.93	0.91	0.94
U.S. dollar to Canadian dollar average exchange rate	1.35	1.34	1.35	1.35	1.35	1.37	1.36	1.39
Earnings (loss) per share
Basic	(0.62)	(0.77)	(0.70)	(0.81)	(0.79)	0.34	(0.22)	(0.57)
Diluted	(0.62)	(0.77)	(0.70)	(0.81)	(0.79)	0.33	(0.22)	(0.57)

Notes

(1) These financial measures of ratios are non-GAAP financial measures or ratios. See the section, 'Non-GAAP Financial Measures' for explanations and discussion of these non-GAAP financial measures or ratios.

NON-GAAP FINANCIAL MEASURES & RECONCILIATIONS

In addition to the results presented in accordance with U.S. GAAP, we used EBIT, EBITDA, Adjusted EBITDA, gross margin, net working capital, and other non-current liabilities (collectively, the “Non-GAAP Measures") throughout this MD&A. We believe these non-GAAP measures provide additional information that is useful to stakeholders in understanding our underlying performance and trends through the same financial measures employed by our management. We believe that EBIT, EBITDA, and Adjusted EBITDA are useful to both management and investors in their analysis of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures. Management also uses these non-GAAP measures in its review and evaluation of the financial performance of the Company. EBITDA is also frequently used by stakeholders for valuation purposes whereby EBITDA is multiplied by a factor or "EBITDA multiple" that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company. We believe these non-GAAP financial measures also provide additional insight to stakeholders as supplemental information to our U.S. GAAP results and as a basis to compare our financial performance period-over-period and to compare our financial performance with that of other companies. We believe that these non-GAAP financial measures facilitate comparisons of our core operating results from period to period and to other companies by, in the case of EBITDA, removing the effects of our capital structure (net interest income on cash deposits, interest expense on outstanding debt and debt facilities), asset base (depreciation and amortization) and tax consequences. Adjusted EBITDA provides this same indicator of Westport's EBITDA from operations and removing such effects of our capital structure, asset base and tax consequences, but additionally excludes any unrealized foreign exchange gains or losses, stock-based compensation charges and other one-time impairments and costs that are not expected to be repeated in order to provide greater insight into the cash flow being produced from our operating business, without the influence of extraneous events. Readers should be aware that non-GAAP measures have no standardized meaning under U.S. GAAP and accordingly may not be comparable to the calculation of similar measures by other companies. Non-GAAP measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP.

NON-GAAP FINANCIAL MEASURES RECONCILIATION

Gross profit

	Years ended December 31,
	2024	2023	2022
(in millions of U.S. dollars)
Revenue	$302.3	$331.8	$305.7
Less: Cost of revenue	$244.7	$282.9	$269.5
Gross profit	$57.6	$48.9	$36.2

Gross margin

	Years ended December 31,
	2024	2023	2022
(in millions of U.S. dollars)
Revenue	$302.3	$331.8	$305.7
Gross profit	$57.6	$48.9	$36.2
Gross margin	19%	15%	12%

	Year ended December 31, 2024
	Total Segment	Less: Cespira	Add: Corporate & unallocated	Total Consolidated
Revenue	$345.4	$43.1	$—	$302.3
Cost of revenue	287.3	42.6	—	244.7
Gross profit	58.1	0.5	—	57.6
Operating expenses:
Research & development	26.3	4.7	—	21.6
General & administrative	28.9	5.6	14.4	37.7
Sales & marketing	12.5	1.0	1.2	12.7
Depreciation & amortization	4.7	1.7	0.4	3.4
Equity income (loss)	1.3	—	(6.7)	(5.4)

	Year ended December 31, 2023
	Total Segment	Add: Corporate & unallocated	Total Consolidated
Revenue	$331.8	$—	$331.8
Cost of revenue	282.9	—	282.9
Gross profit	48.9	—	48.9
Operating expenses:
Research & development	26.0	—	26.0
General & administrative	29.4	14.8	44.2
Sales & marketing	14.1	2.2	16.3
Depreciation & amortization	3.8	0.5	4.3
Equity income	0.8	—	0.8

Reconciliation of Segment EBITDA to Loss before income taxes	Years ended December 31,
	2024	2023
Total Segment EBITDA	$(0.9)	$(11.6)
Adjustments:
Depreciation & amortization	8.7	12.5
Cespira's Segment EBITDA	(8.7)	—
Cespira's equity loss	6.7	—
Corporate and unallocated operating expenses	15.6	17.0
Foreign exchange loss	6.2	4.0
Loss on sale of assets	0.7	—
Gain on deconsolidation	(15.2)	—
Loss on sale of investment	0.4	—
Impairment of long-term investment	—	0.4
Loss on extinguishment of royalty payable	—	2.9
Interest on long-term debt and accretion of royalty payable	2.8	3.0
Interest and other income, net of bank charges	(1.2)	(2.7)
Loss before income taxes	$(16.9)	$(48.7)

Net Working Capital

	December 31, 2024	December 31, 2023
(in millions of U.S. dollars)
Accounts receivable	$73.1	$88.1
Inventories	53.5	67.5
Prepaid expenses	5.7	6.3
Accounts payable and accrued liabilities	(88.1)	(95.4)
Current portion of operating lease liabilities	(2.6)	(3.3)
Current portion of warranty liability	(3.9)	(6.9)
Net working capital	37.7	56.3

Other Non-Current Liabilities

	December 31, 2024	December 31, 2023
(in millions of U.S. dollars)
Total liabilities	$154.6	$195.3
Less:
Total current liabilities	109.3	134.8
Long-term debt	19.1	31.0
Other non-current liabilities	26.3	29.5

EBIT and EBITDA

The Company defines EBIT as net income or loss before taxes adjusted for net interest expense. The Company defines EBITDA as EBIT adjusted for depreciation and amortization.

Three months ended	31-Mar-23	30-Jun-23	30-Sep-23	31-Dec-23	31-Mar-24	30-Jun-24	30-Sep-24	31-Dec-24
Income (loss) before income taxes	$(9.7)	$(13.0)	$(12.0)	$(14.0)	$(12.9)	$6.8	$(2.5)	$(8.3)
Interest expense (income), net[1]	0.4	(0.1)	0.2	(0.2)	0.5	0.5	0.4	0.2
EBIT	(9.3)	(13.1)	(11.8)	(14.2)	(12.4)	7.3	(2.1)	(8.1)
Depreciation and amortization	3.0	3.0	3.2	3.3	3.2	1.7	1.8	2.0
EBITDA	$(6.3)	$(10.1)	$(8.6)	$(10.9)	$(9.2)	$9.0	$(0.3)	$(6.1)

Notes

(1) Interest expense, net is calculated as interest and other income, net of bank charges and interest on long-term debt and accretion of royalty payable.

Adjusted EBITDA

The Company defines Adjusted EBITDA as EBITDA adjusted for stock-based compensation, unrealized foreign exchange gains or losses, and non-cash and other adjustments.

Three months ended	31-Mar-23	30-Jun-23	30-Sep-23	31-Dec-23	31-Mar-24	30-Jun-24	30-Sep-24	31-Dec-24
EBITDA	$(6.3)	$(10.1)	$(8.6)	$(10.9)	$(9.2)	$9.0	$(0.3)	$(6.1)
Stock based compensation (recovery)	0.7	0.8	(0.3)	1.4	0.3	1.2	(0.1)	—
Unrealized foreign exchange (gain) loss	1.1	2.4	1.4	(0.9)	1.8	0.1	(1.1)	5.4
Loss on extinguishment of royalty payable	—	2.9	—	—	—	—	—	—
Severance costs	—	—	4.5	—	0.5	0.2	0.1	0.1
Gain on deconsolidation	—	—	—	—	—	(13.3)	—	(1.9)
Loss on sale of investment	—	—	—	—	—	—	0.4	—
Restructuring costs	—	—	—	—	—	0.8	0.2	—
Loss on sale of assets	—	—	—	—	—	—	—	0.7
Impairment of long-term investment	—	—	—	0.4	—	—	—	—
Adjusted EBITDA	$(4.5)	$(4.0)	$(3.0)	$(10.0)	$(6.6)	$(2.0)	$(0.8)	$(1.8)

BUSINESS RISKS AND UNCERTAINTIES

An investment in our business involves risk and readers should carefully consider the risks described in our AIF and other filings on www.sedar.com and www.sec.gov. Our ability to generate revenue and profit from our technologies is dependent on a number of factors, and the risks discussed in our AIF, which, if they were to occur, could have a material impact on our business, financial condition, liquidity, results of operation or prospects. While we have attempted to identify the primary known risks that are material to our business, the risks and uncertainties discussed in our AIF may not be the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently believe are immaterial may also adversely affect our business, financial condition, liquidity, results of operation or prospects. A full discussion of the risks impacting our business is contained in the AIF for the year ended December 31, 2024 under the heading “Risk Factors” and is available on SEDAR at www.sedar.com.